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SECURI 02018218 MMISSION

RECEIVED FEB 28 2002 354 MAIL PROCESSING SECTION WASH, D.C.

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-47665 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MOORE & COMPANY LIMITED PARTNERSHIP

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1214 W Boston Post Road
(No. and Street)

Mamaroneck, NY 10543
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Moore 212-425-9309
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS & COMPANY, L.L.C.
(Name — *if individual, state last, first, middle name*)

High Ridge Commons, Ste 400-403, 200 Haddonfield-Berlin RD, Gibbsboro, NJ 08026
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Vincent Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOORE & Company, L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_______________

_______________

_______________

Vincent Moore
Signature

PRESIDENT
Title

SWORN TO BEFORE ME 2/27/02

Notary Public

JOHN A. DIONISIO
Notary Public, State of New York
No. 01DI4804045
Qualified in Westchester County
Commission Expires 9/30/2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MOORE & COMPANY, L.P.
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2001

## ASSETS

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash in bank | $ | 12,397 |
| Fixed assets, net of accumulated depreciation of $36,805 | | 5,083 |
| Investment in NASDAQ | | 3,300 |
| **TOTALS ASSETS** | $ | 20,780 |

## LIABILITIES AND PARTNERS' CAPITAL

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accrued expenses | $ | 1,400 |
| **Total Liabilities** | | 1,400 |
| **PARTNERS' CAPITAL** | | |
| Partners' Capital | | 19,380 |
| **Total Partners' Capital** | | 19,380 |
| **TOTAL LIABILITIES AND PARTNER'S CAPITAL** | $ | 20,780 |

See accompanying summary of accounting polices and notes to financial statements.